LORD ABBETT SECURITIES TRUST

90 Hudson Street

Jersey City, NJ 07302

July 30, 2018

VIA EDGAR

Mr. Keith Gregory

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Lord Abbett Securities Trust (the “Trust”)
File Nos. 033-58846 and 811-07538

Dear Mr. Gregory:

Reference is made to Post-Effective Amendment No. 89 to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”) filed on May 17, 2018 with the U.S. Securities and Exchange Commission (the “Commission”) via EDGAR pursuant to Rule 485(a) under the Securities Act of 1933, as amended.1

This letter responds to comments you provided during a telephone call on Thursday, July 26, 2018 at approximately 4:00 p.m. with Pamela P. Chen and Linda Y. Kim of Lord, Abbett & Co. LLC (“Lord Abbett”), the investment adviser to the Trust, regarding the Registration Statement for Lord Abbett Global Select Equity Fund (the “Fund”) and the revisions thereto as referenced in our letter to you dated July 25, 2018. Your comments, and the Trust’s responses thereto, are summarized below.

Capitalized terms used but not defined herein have the meanings given to them in the Registration Statement.

1        Accession No. 0000930413-18-001856.

Mr. Keith Gregory

July 30, 2018

1.       Please remove the cross-reference relating to Class A shares subject to the CDSC that was added to footnote 2 to the fee table in the Fund Summary of the prospectus.

Response: The requested change will be made in the Fund’s next Post-Effective Amendment to the Registration Statement that will be filed to update certain financial information in the Registration Statement (“Post-Effective Amendment”).

2.       Please remove “High-Yield Securities Risk” from the “Principal Risks” sections of the prospectus as the Fund will not invest principally in junk bonds.

Response: The requested change will be made in the Fund’s Post-Effective Amendment.

3.       Please consider whether a U.S. market risk factor should be added to the Fund’s “Principal Risks” sections of the prospectus if the Fund may at times concentrate its investments in the U.S.

Response: While we believe the Fund’s current risk disclosure addresses the risks associated with investments in the U.S., the Fund will consider the addition of such risk factor in light of all of the Fund’s principal risks when updating the prospectus for the Post-Effective Amendment.

*     *     *     *     *

If you have any questions, please call the undersigned at (201) 827-2966.

Sincerely,

/s/ Pamela P. Chen

Pamela P. Chen

Associate General Counsel

Lord, Abbett & Co. LLC

2